                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            WHITEHALL JEWELLERS, INC.
                            (Name of Subject Company)

                              JWL ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                       (Names of Filing Persons--Offeror)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                          -----------------------------

                                    965063100
                      (CUSIP Number of Class of Securities)

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
          $22,117,222                                   $2,367
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction value derived by multiplying  14,744,815 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $1.50 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $1,533     Filing Party: Newcastle Partners, L.P.
     Form or Registration No.: SC TO-T    Date Filed:   December 5, 2005

  |_| Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

         This  Amendment  No. 4 to Tender Offer  Statement on Schedule TO amends and supplements the statement  originally filed on December 5, 2005, as amended, by Newcastle  Partners,  L.P., a Texas limited partnership  ("Parent"),  and JWL
Acquisition Corp. (the "Purchaser"),  a Delaware  corporation and a wholly owned subsidiary of Parent.  This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, and the associated  preferred stock purchase  rights  (together,  the "Shares"),  of
Whitehall Jewellers,  Inc., a Delaware corporation (the "Company"), at $1.20 per
Share, net to the seller in cash,  without interest,  upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2005, as amended  (the "Offer to  Purchase"),  and in the related  Letter of  Transmittal
(which,  together  with any  amendments  or  supplements  thereto,  collectively constitute the "Offer").  The information set forth in the Offer to Purchase and the related  Letter of  Transmittal  is  incorporated  herein by reference  with respect to Items 1 through 9 and 11 of this Schedule TO.

         The price per Share to be paid pursuant to the Offer has been increased from  $1.20 per Share to $1.50 per  Share,  net to the  seller in cash,  without interest.  The full text of the press  release  issued by Parent on  January  4,
2006,  announcing  the increase in the offer price is filed  herewith as Exhibit
(a)(5)(v).  All references in the Offer to Purchase,  the Letter of Transmittal,
the Letter to Brokers,  Dealers,  Commercial  Banks,  Trust  Companies and Other
Nominees,  and the Letter to Clients  for use by  Brokers,  Dealers,  Commercial
Banks, Trust Companies and Other Nominees, to the offer price of $1.20 per Share are hereby amended and restated to refer to $1.50 per Share.

         The Offer to Purchase is further amended as follows:

         The phrase "$14.5 million" in the response to the question "Do you have the  financial  resources  to pay for the shares" in the  Summary  Term Sheet is hereby deleted and replaced with the phrase "$22 million".

         The phrase "$44.5 million" in the response to the question "Do you have the  financial  resources  to pay for the shares" in the  Summary  Term Sheet is hereby deleted and replaced with the phrase "$52 million".

         The  response  to the  question  "What does the Board of  Directors  of
Whitehall  Jewellers,  Inc.  think of the  offer" in the  Summary  Term Sheet is hereby deleted in its entirety and replaced with the following:

         "On   December   16,   2005,   Whitehall   Jewellers,   Inc.   filed  a
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission on Schedule 14D-9 announcing that Whitehall  Jewellers,  Inc.'s Board
of  Directors  had  voted  to  recommend   that  Whitehall   Jewellers,   Inc.'s
stockholders reject the offer."

         The phrase "$14.5 million" in the first sentence of Section 10 ("Source and  Amount of Funds")  is hereby  deleted  and  replaced  with the phrase  "$22 million".

         The phrase "$44.5 million" in the third sentence of Section 10 ("Source and  Amount of Funds")  is hereby  deleted  and  replaced  with the phrase  "$52 million".

         The following is hereby  inserted at the end of Section 11 ("Background to the Offer").

         "On   December   16,   2005,   Whitehall   Jewellers,   Inc.   filed  a
solicitation/recommendation   statement   with  the   Securities   and  Exchange
Commission on Schedule 14D-9 announcing that Whitehall  Jewellers,  Inc.'s Board
of  Directors  had  voted  to  recommend   that  Whitehall   Jewellers,   Inc.'s
stockholders reject the offer."

         AMENDMENTS OF CONDITIONS TO THE OFFER:

         The conditions set forth in Section 14  ("Conditions to the Offer") are hereby  amended to  eliminate  or amend a number of  conditions,  including  the following  (and  as more  specifically  set  forth  below):  (i)  the  condition requiring no adverse changes in securities,  banking or credit market conditions has been deleted;  (ii) the condition requiring that no alternative tender offer by a competing  third party or significant  stock ownership by a third party has been eliminated;  (iii) the condition providing that there be no governmental or third party litigation or certain other actions relating to the tender offer has been  eliminated;  (iv) the condition  providing that no material adverse change with respect to the value of Whitehall  has been  eliminated,  and replaced with the equivalent  condition from the Prentice agreements agreed to by the Board of
Directors;  and (v) the condition  providing that no material  contractual right has been impaired or no  indebtedness  has been  accelerated  as a result of the tender offer has been eliminated.

         The full text of the amendment of the conditions follows:

         Notwithstanding  any other  provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the
SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered  Shares  promptly after  termination or expiration  of the Offer),  pay for any Shares,  and may  terminate or amend the
Offer,  if  before  the  Expiration  Date  the  Minimum  Tender  Condition,  the
Termination Condition,  the Stockholder Rejection Condition, the Credit Facility
Condition,  the Rights Condition,  the Bridge Refinancing  Approval Condition or
the Section 203 Condition shall not have been  satisfied,  or if, at any time on or after  December  5, 2005,  and  before  expiration  of the Offer,  any of the following conditions exist:

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------
       (i)          there is threatened, instituted or pending   there is instituted or pending any action
                    any action or proceeding by any              or proceeding by any government,
                    government, governmental authority or        governmental authority or agency or any
                    agency or any other person, domestic,        other person, domestic, foreign, or
                    foreign, or supranational, before any        supranational, before any court or
                    court or governmental authority or agency,   governmental authority or agency,
                    domestic, foreign or supranational, (a)      domestic, foreign or supranational, (a)
                    challenging or seeking to make illegal, to   challenging or seeking to make illegal,
                    delay or otherwise, directly or              to delay or otherwise, directly or
                    indirectly, to restrain or prohibit the      indirectly, to restrain or prohibit the
                    making of the Offer, the acceptance for      making of the Offer, the acceptance for
                    payment of or payment for some or all of     payment of or payment for some or all of
                    the Shares by us or any of our               the Shares by us or any of our
                    subsidiaries or affiliates or the            subsidiaries or affiliates or the
                    consummation by us or any of our             consummation by us or any of our
                    subsidiaries or affiliates of a merger or    subsidiaries or affiliates of a merger or
                    other similar business combination           other similar business combination
                    involving the Company, (b) seeking to        involving the Company, (b) seeking to
                    obtain material damages or otherwise         restrain or prohibit the exercise of our
                    directly or indirectly relating to the       full rights of ownership or operation by
                    transactions contemplated by the Offer or    us or any of our subsidiaries or
                    any such merger or other similar business    affiliates of all or any portion of our
                    combination, (c) seeking to restrain or      business or assets or that of the Company
                    prohibit the exercise of our full rights     or any of our and the Company's
                    of ownership or operation by us or any of    respective subsidiaries or affiliates or
                    our subsidiaries or affiliates of all or     (c) seeking to impose or confirm
                    any portion of our business or assets or     limitations on our ability or that of any
                    that of the Company or any of our and the    of our subsidiaries or affiliates
                    Company's respective subsidiaries or         effectively to exercise full rights of
                    affiliates or to compel us or any of our     ownership of the Shares, including,
                    subsidiaries or affiliates to dispose of     without limitation, the right to vote any
                    or hold separate all or any portion of our   Shares acquired or owned by us or any of
                    business or assets or that of the Company    our subsidiaries or affiliates on all
                    or any of our or the Company's respective    matters properly presented to the
                    subsidiaries or affiliates, (d) seeking to   Company's stockholders
                    impose or confirm limitations on our
                    ability or that of any of our subsidiaries
                    or affiliates effectively to exercise full
                    rights of ownership of the Shares,
                    including, without limitation, the right
                    to vote any Shares acquired or owned by us
                    or any of our subsidiaries or affiliates
                    on all matters properly presented to the
                    Company's stockholders, (e) seeking to
                    require divestiture by us or any of our
                    subsidiaries or affiliates of any Shares,
                    (f) seeking any material diminution in the
                    benefits expected to be derived by us or
                    any of our subsidiaries or affiliates as a
                    result of the transactions contemplated by
                    the Offer or any merger or other business
                    combination involving the Company, (g)
                    adversely affecting the financing of the
                    Offer or any merger or other business
                    combination involving the Company or (h)
                    that otherwise, in our reasonable
                    judgment, has or may have material adverse
                    significance with respect to either the
                    value of the Company or any of its
                    subsidiaries or affiliates or the value of
                    the Shares to us or any of our
                    subsidiaries or affiliates

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------

       (ii)         any action is taken, or any statute, rule,               [CONDITION DELETED]
                    regulation, injunction, order or decree is
                    proposed, enacted, enforced, promulgated,
                    issued or deemed applicable to the Offer,
                    the acceptance for payment of or payment
                    for Shares, or any merger or other
                    business combination involving the
                    Company, by any court, government or
                    governmental authority or agency,
                    domestic, foreign or supranational, or of
                    any applicable foreign statutes or
                    regulations (as in effect as of December
                    2, 2005), to the Offer or to any such
                    merger or other business combination that,
                    in our reasonable judgment, might,
                    directly or indirectly, result in any of
                    the consequences referred to in clauses
                    (a) through (h) of paragraph (i) above

      (iii)         any change occurs or is threatened (or any   any event, circumstances or fact shall
                    development occurs or is threatened          have occurred which has resulted in,
                    involving a prospective change) in the       would result in or could reasonably be
                    business, assets, liabilities, financial     expected to result in, individually or in
                    condition, capitalization, operations,       the aggregate, an extremely detrimental
                    results of operations or prospects of the    effect on the business, properties,
                    Company or any of its affiliates that, in    assets, operations, results of operations
                    our reasonable judgment, is or may be        or condition (financial or otherwise) of
                    materially adverse to the Company or any     the Company and its subsidiaries, taken
                    of its affiliates, or we become aware of     as a whole
                    any facts that, in our reasonable
                    judgment, have or may have material
                    adverse significance with respect to
                    either the value of the Company or any of
                    its affiliates or the value of the Shares
                    to us or any of our affiliates

       (iv)         there occurs (a) any general suspension of               [CONDITION DELETED]
                    trading in, or limitation on prices for,
                    securities on any national securities
                    exchange or in the over-the-counter
                    market, (b) any decline in either the Dow
                    Jones Industrial Average, the Standard and
                    Poor's Index of 500 Industrial Companies
                    or the NASDAQ-100 Index by an amount in
                    excess of 15%, measured from the business
                    day immediately preceding the commencement
                    date of the Offer or any change in the
                    general political, market, economic or
                    financial conditions in the United States
                    or abroad that, in our reasonable
                    judgment, could have a material adverse
                    effect on the business, financial
                    condition or results of operations or
                    prospects of the Company and its
                    subsidiaries, taken as a whole, (c) the
                    declaration of a banking moratorium or any
                    suspension of payments in respect of banks
                    in the United States, (d) any material

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------

                    adverse change (or development or
                    threatened development involving a
                    prospective material adverse change) in
                    U.S. or any other currency exchange rates
                    or a suspension of, or a limitation on,
                    the markets therefor, (e) any material
                    adverse change in the market price of the
                    Shares or in the U.S. securities or
                    financial markets, (f) the commencement of
                    a war, armed hostilities or other
                    international or national calamity
                    directly or indirectly involving the
                    United States or any attack on, outbreak
                    or act of terrorism involving the United
                    States, (g) any limitation (whether or not
                    mandatory) by any governmental authority
                    or agency on, or any other event that, in
                    our reasonable judgment, may adversely
                    affect, the extension of credit by banks
                    or other financial institutions or (h) in
                    the case of any of the foregoing existing
                    at the time of the commencement of the
                    Offer, a material acceleration or
                    worsening thereof

       (v)          (a) a tender or exchange offer for some or               [CONDITION DELETED]
                    all of the Shares has been publicly
                    proposed to be made or has been made by
                    another person (including the Company or
                    any of its subsidiaries or affiliates), or
                    has been publicly disclosed, or we
                    otherwise learn that any person or "group"
                    (as defined in Section 13(d)(3) of the
                    Exchange Act) has acquired or proposes to
                    acquire beneficial ownership of more than
                    5% of any class or series of capital stock
                    of the Company (including the Shares),
                    through the acquisition of stock, the
                    formation of a group or otherwise, or is
                    granted any option, right or warrant,
                    conditional or otherwise, to acquire
                    beneficial ownership of more than 5% of
                    any class or series of capital stock of
                    the Company (including the Shares) other
                    than acquisitions for bona fide arbitrage
                    purposes only and other than as disclosed
                    in a Schedule 13D or 13G on file with the
                    SEC on December 2, 2005 (including that
                    certain Schedule 13D jointly filed by
                    Prentice Capital Management, LP, PWJ
                    Lending LLC, PWJ Funding LLC and Michael
                    Zimmerman on October 13, 2005 with the
                    SEC, as subsequently amended), (b) any
                    such person or group which, prior to
                    December 5, 2005, had filed such a
                    Schedule with the SEC has acquired or
                    proposes to acquire beneficial ownership
                    of additional shares of any class or
                    series of capital stock of the Company,
                    through the acquisition of stock, the

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------
                    formation of a group or otherwise,
                    constituting 1% or more of any such class
                    or series, or is granted any option, right
                    or warrant, conditional or otherwise, to
                    acquire beneficial ownership of additional
                    shares of any class or series of capital
                    stock of the Company constituting 1% or
                    more of any such class or series, (c) any
                    person or group has entered into a
                    definitive agreement or an agreement in
                    principle or made a proposal with respect
                    to a tender or exchange offer or a merger,
                    consolidation or other business
                    combination with or involving the Company
                    or (d) any person has filed a Notification
                    and Report Form under the
                    Hart-Scott-Rodino Antitrust Improvements
                    Act of 1976 or made a public announcement
                    reflecting an intent to acquire the
                    Company or any assets or securities of the
                    Company

       (vi)         the Company or any of its subsidiaries has   the Company or any of its subsidiaries
                    (a) split, combined or otherwise changed,    has (a) issued or sold, or authorized or
                    or authorized or proposed the split,         proposed the issuance or sale of, any
                    combination or other change of, the Shares   additional Shares, shares of any other
                    or its capitalization, (b) acquired or       class or series of capital stock, other
                    otherwise caused a reduction in the number   voting securities or any securities
                    of, or authorized or proposed the            convertible into, or options, rights or
                    acquisition or other reduction in the        warrants, conditional or otherwise, to
                    number of, outstanding Shares or other       acquire, any of the foregoing (other than
                    securities, (c) issued or sold, or           the issuance of Shares pursuant to and in
                    authorized or proposed the issuance or       accordance with the terms in effect on
                    sale of, any additional Shares, shares of    December 2, 2005, of employee stock
                    any other class or series of capital         options outstanding prior to such date),
                    stock, other voting securities or any        or any other securities or rights in
                    securities convertible into, or options,     respect of, in lieu of, or in
                    rights or warrants, conditional or           substitution or exchange for any shares
                    otherwise, to acquire, any of the            of its capital stock, (b) declared, paid
                    foregoing (other than the issuance of        or proposed to declare or pay any
                    Shares pursuant to and in accordance with    dividend or other distribution on any
                    the terms in effect on December 2, 2005,     shares of capital stock of the Company
                    of employee stock options outstanding        (other than a distribution of the Rights
                    prior to such date), or any other            certificates or a redemption of the
                    securities or rights in respect of, in       Rights in accordance with the Rights
                    lieu of, or in substitution or exchange      Agreement as publicly disclosed to be in
                    for any shares of its capital stock, (d)     effect prior to December 5, 2005), (c)
                    permitted the issuance or sale of any        altered or proposed to alter any material
                    shares of any class of capital stock or      term of any outstanding security, issued
                    other securities of any subsidiary of the    or sold, or authorized or proposed the
                    Company, (e) declared, paid or proposed to   issuance or sale of, any debt securities
                    declare or pay any dividend or other         or otherwise incurred or authorized or
                    distribution on any shares of capital        proposed the incurrence of any debt other
                    stock of the Company (other than a           than in the ordinary course of business
                    distribution of the Rights certificates or   (other than to amend the Rights Agreement
                    a redemption of the Rights in accordance     to make the Rights inapplicable to the
                    with the Rights Agreement as publicly        Offer and the proposed second-step merger
                    disclosed to be in effect prior to           described herein), (d) authorized,
                    December 5, 2005), (f) altered or proposed   recommended, proposed, announced its
                    to alter any material term of any            intent to enter into or entered into any
                    outstanding security, issued or sold, or     agreement or arrangement with any person

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------
                    authorized or proposed the issuance or       or group that, in our reasonable
                    sale of, any debt securities or otherwise    judgment, has or may have material
                    incurred or authorized or proposed the       adverse significance with respect to
                    incurrence of any debt other than in the     either the value of the Company or any of
                    ordinary course of business (other than to   its subsidiaries or affiliates or the
                    amend the Rights Agreement to make the       value of the Shares to us or any of our
                    Rights inapplicable to the Offer and the     subsidiaries or affiliates, (e) entered
                    proposed second-step merger described        into or amended any employment, severance
                    herein), (g) authorized, recommended,        or similar agreement, arrangement or plan
                    proposed, announced its intent to enter      with any of its employees other than in
                    into or entered into an agreement with       the ordinary course of business or
                    respect to or effected any merger,           entered into or amended any such
                    consolidation, liquidation, dissolution,     agreements, arrangements or plans so as
                    business combination, acquisition of         to provide for increased benefits to
                    assets, disposition of assets or             employees as a result of or in connection
                    relinquishment of any material contract or   with the making of the Offer, the
                    other right of the Company or any of its     acceptance for payment of or payment for
                    subsidiaries or any comparable event not     some of or all the Shares by us or our
                    in the ordinary course of business, (h)      consummation of any merger or other
                    authorized, recommended, proposed,           similar business combination involving
                    announced its intent to enter into or        the Company or (f) amended its certificate
                    entered into any agreement or arrangement    of incorporation or bylaws other than to
                    with any person or group that, in our        amend the Rights Agreement to make the
                    reasonable judgment, has or may have         Rights inapplicable to the Offer and the
                    material adverse significance with respect   proposed second-step merger described
                    to either the value of the Company or any    herein)
                    of its subsidiaries or affiliates or the
                    value of the Shares to us or any of our
                    subsidiaries or affiliates, (i) entered
                    into or amended any employment, severance
                    or similar agreement, arrangement or plan
                    with any of its employees other than in
                    the ordinary course of business or entered
                    into or amended any such agreements,
                    arrangements or plans so as to provide for
                    increased benefits to employees as a
                    result of or in connection with the making
                    of the Offer, the acceptance for payment
                    of or payment for some of or all the
                    Shares by us or our consummation of any
                    merger or other similar business
                    combination involving the Company, (j)
                    except as may be required by law, taken
                    any action to terminate or amend any
                    employee benefit plan (as defined in
                    Section 3(2) of the Employee Retirement
                    Income Security Act of 1974) of the
                    Company or any of its subsidiaries, or we
                    shall have become aware of any such action
                    which was not previously announced or (k)
                    amended, or authorized or proposed any
                    amendment to, its certificate of
                    incorporation or bylaws (or other similar
                    constituent documents) or we become aware
                    that the Company or any of its
                    subsidiaries shall have amended, or
                    authorized or proposed any amendment to,
                    its certificate of incorporation or bylaws

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------
                    (or other similar constituent documents)
                    which has not been previously disclosed
                    (in each case, other than to amend the
                    Rights Agreement to make the Rights
                    inapplicable to the Offer and the proposed
                    second-step merger described herein)

      (vii)         we become aware (a) that any material                    [CONDITION DELETED]
                    contractual right of the Company or any of
                    its subsidiaries has been impaired or
                    otherwise adversely affected or that any
                    material amount of indebtedness of the
                    Company or any of its subsidiaries has
                    been accelerated or has otherwise become
                    due or become subject to acceleration
                    prior to its stated due date, in each case
                    with or without notice or the lapse of
                    time or both, as a result of or in
                    connection with the Offer or the
                    consummation by us or any of our
                    subsidiaries or affiliates of a merger or
                    other similar business combination
                    involving the Company or (b) of any
                    covenant, term or condition in any
                    instrument or agreement of the Company or
                    any of its subsidiaries that, in our
                    reasonable judgment, has or may have
                    material adverse significance with respect
                    to either the value of the Company or any
                    of its affiliates or the value of the
                    Shares to us or any of our affiliates
                    (including, without limitation, any event
                    of default that may ensue as a result of
                    or in connection with the Offer, the
                    acceptance for payment of or payment for
                    some or all of the Shares by us or our
                    consummation of a merger or other similar
                    business combination involving the Company)

      (viii)        we or any of our affiliates enters into a                [CONDITION DELETED]
                    definitive agreement or announces an
                    agreement in principle with the Company
                    providing for a merger or other similar
                    business combination with the Company or
                    any of its subsidiaries or the purchase of
                    securities or assets of the Company or any
                    of its subsidiaries, or we and the Company
                    reach any other agreement or understanding
                    pursuant to which it is agreed that the
                    Offer will be terminated

       (ix)         the Company or any of its subsidiaries              [CONDITION REMAINS UNCHANGED]
                    shall have (a) granted to any person
                    proposing a merger or other business         the Company or any of its subsidiaries
                    combination with or involving the Company    shall have (a) granted to any person
                    or any of its subsidiaries or the purchase   proposing a merger or other business
                    of securities or assets of the Company or    combination with or involving the Company
                    any of its subsidiaries any type of          or any of its subsidiaries or the
                    option, warrant or right which, in our       purchase of securities or assets of the

  CONDITION NO.          CONDITION AS CURRENTLY IN EFFECT                   CONDITION AS AMENDED
  -------------          --------------------------------                   --------------------
                    reasonable judgment, constitutes a           Company or any of its subsidiaries any
                    "lock-up" device (including, without         type of option, warrant or right which,
                    limitation, a right to acquire or receive    in our reasonable judgment, constitutes a
                    any Shares or other securities, assets or    "lock-up" device (including, without
                    business of the Company or any of its        limitation, a right to acquire or receive
                    subsidiaries) or (b) paid or agreed to pay   any Shares or other securities, assets or
                    any cash or other consideration to any       business of the Company or any of its
                    party in connection with or in any way       subsidiaries) or (b) paid or agreed to
                    related to any such business combination     pay any cash or other consideration to
                    or purchase; which, in Parent's or the       any party in connection with or in any
                    Purchaser's reasonable judgment, in any      way related to any such business
                    such case, and regardless of the             combination or purchase; which, in
                    circumstances (including any action or       Parent's or the Purchaser's reasonable
                    omission by Parent or the Purchaser)         judgment, in any such case, and
                    giving rise to any such condition, makes     regardless of the circumstances
                    it inadvisable to proceed with such          (including any action or omission by
                    acceptance for payment or payment            Parent or the Purchaser) giving rise to
                                                                 any such condition, makes it inadvisable
                                                                 to proceed with such acceptance for payment
                                                                 or payment

         The  foregoing  conditions  are for the sole  benefit  of  Parent,  the
Purchaser  and  their  affiliates  and may be  asserted  by us or  Parent in our reasonable discretion  regardless of the circumstances  (including any action or omission by Parent or us) giving rise to any such conditions or may be waived by us in our reasonable  discretion in whole or in part at any time or from time to time before the Expiration  Date (provided that all conditions to the Offer must be satisfied or waived prior to expiration of the Offer).  We expressly  reserve the right to waive any of the  conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right.  The waiver of any such right with respect to  particular  facts and circumstances  shall not be deemed a waiver with  respect to any other facts and circumstances.  Each such right  shall be deemed an ongoing  right  which may be asserted  at any  time  or from  time  to  time.  Any  determination  made by us concerning  the events  described  in this Section 14 shall be final and binding upon all parties.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         On January  4, 2006,  Parent  and  Purchaser  announced  that they have extended  the  Expiration  Date of the Offer,  as those terms are defined in the
Offer to Purchase, to 5:00 PM, New York City time, Friday,  January 27, 2006. As of the close of  business  on  January 3, 2006,  3,303,554  shares of  Whitehall
Jewellers,  Inc.  common stock have been tendered in and not withdrawn  from the offer. The press release issued by Parent  announcing the extension of the offer is attached hereto as Exhibit (a)(5)(v).

ITEM 12. EXHIBITS.

   (a)(1)(i)   Offer to Purchase dated December 5, 2005.*

   (a)(1)(ii)  Form of Letter of Transmittal.*

   (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

   (a)(1)(iv)  Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
               Companies and Other Nominees.*

   (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.*

   (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.*

   (a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

   (a)(5)(i)   Text of press release issued by Parent, dated November 29, 2005.*

   (a)(5)(ii)  Text of press release issued by Parent, dated December 5, 2005.*

   (a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the
               Board of Directors of the Company, dated December 20, 2005.*

   (a)(5)(iv)  Letter  sent by  Parent to  Stockholders  of the  Company,  dated
               December 28, 2005.*

   (a)(5)(v)   Text of press release issued by Parent, dated January 4, 2006.

   (b)         Not applicable.

   (c)         Not applicable.

   (d)         Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,
               Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
               L.L.C.,  Mark E.  Schwarz,  Steven J.  Pully and John P.  Murray,
               dated November 29, 2005.*

   (e)         Not applicable.

   (f)         Not applicable.

   (g)         Not applicable.

   (h)         Not applicable.

----------------
*Previously filed

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2006

                                            NEWCASTLE PARTNERS, L.P.

                                            By: Newcastle Capital Management, L.P.
                                             its General Partner
                                            By: Newcastle Capital Group, L.L.C.
                                             its General Partner

                                            By:  /s/ Mark E. Schwarz
                                               -----------------------------
                                            Name: Mark E. Schwarz
                                            Title: Managing Member

                                            JWL ACQUISITION CORP.

                                            By:  /s/ John P. Murray
                                               -----------------------------
                                            Name: John P. Murray
                                            Title: President and Secretary

                                       10

                                  EXHIBIT INDEX

(a)(1)(i)   Offer to Purchase dated December 5, 2005.*

(a)(1)(ii)  Form of Letter of Transmittal.*

(a)(1)(iii) Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)  Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust
            Companies and Other Nominees.*

(a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.*

(a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

(a)(5)(i)   Text of press release issued by Parent, dated November 29, 2005.*

(a)(5)(ii)  Text of press release issued by Parent, dated December 5, 2005.*

(a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the
            Board of Directors of the Company, dated December 20, 2005.*

(a)(5)(iv)  Letter  sent by  Parent to  Stockholders  of the  Company,  dated
            December 28, 2005.*

(a)(5)(v)   Text of press release issued by Parent, dated January 4, 2006.

(b)         Not applicable.

(c)         Not applicable.

(d)         Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,
            Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
            L.L.C.,  Mark E.  Schwarz,  Steven J.  Pully and John P.  Murray,
            dated November 29, 2005.*

(e)         Not applicable.

(f)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

----------------
*Previously filed

                                       11